SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2025 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

As previously announced, on April 2, 2025 (the “Closing Date”), Nano Dimension Ltd. (the “Company”) consummated the merger with Desktop Metal, Inc. (“Desktop Metal”) whereby Nano US I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”) merged with and into Desktop Metal (the “Merger”), with Desktop Metal surviving the Merger as an indirect wholly owned subsidiary of the Company.

In connection with the consummation of the Merger and the appointment of certain executive officers and directors of the Company that will be based in the United States, the Company has changed its principal executive offices to: 300 5th Ave., Suite 1010, Waltham, MA 02451.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004, 333-249184, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the SEC, and is to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.

(Registrant)

Dated: April 11, 2025	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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